FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	…	March	…………………………………………………………,	2022

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	March 30, 2022	By……/s/………. Sachiho Tanino …………………
(Signature)*

Sachiho Tanino
General Manager
Consolidated Accounting Division
Finance & Accounting Headquarters Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Notice Regarding Remediation of Material Weaknesses in Internal Control over Financial Reporting

March 30, 2022
Canon Inc.
Chairman & CEO: Fujio Mitarai
Securities code: 7751
Tokyo (First section) and other Stock Exchanges

Inquiries:
Sachiho Tanino
General Manager
Consolidated Accounting Div.
Finance & Accounting Headquarters
+81-3-3758-2111

Notice Regarding Remediation of Material Weaknesses in Internal Control over Financial Reporting

Canon Inc. (the “Company”) confirms the effectiveness of internal control over financial reporting as of the end of the fiscal year ended December 2021.

As described in Canon’s previous Annual Report on Form 20-F, Canon’s management concluded that Canon’s internal control over financial reporting was not effective as of December 31, 2020 due to identified deficiencies in the risk assessment and control activities principles associated with the COSO framework, which, either individually or in the aggregate, constituted material weaknesses relating to (i) identifying and analyzing significant changes that could impact the system of internal control and control activities, and (ii) integrating control activities to ensure that responses to risks are performed in a timely manner. Factors contributing to the material weaknesses described above included the failure to generate or maintain sufficient evidence supporting Canon’s consideration of the significant changes and the impact on its internal controls over financial reporting.

During the year ended December 31, 2021, management implemented measures to remediate the identified deficiencies, including generation and maintenance of sufficient evidence to support Canon’s consideration of significant changes and the impact of such changes on its system of internal control and control activities. The following remediation steps were completed:

•

Improved open and timely communications within the organization with established policies and procedures, in writing, to facilitate and maintain the identification of significant changes that could impact Canon’s system of internal control and control activities

•	Strengthened controls and documentation around management’s review of accounting positions and treatment

•	Implemented controls and documentation around management’s review of the basis applied for transactions to be considered material to the financial statements in a timely manner.

As a result of these efforts, Canon’s management concluded that the material weaknesses had been remediated as of December 31, 2021.